SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended March 31, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|           Form 40-F
                         -----------------             -----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                             No        |X|
                         -----------------             -----------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.
333-34968)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-67206)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - MARCH 2003

                                                          Three months ended
                                                               March 31
                                                             (Unaudited)
                                                        2003               2002
                                                      ------             ------
                                                             ($ million)
Turnover                                              63,788             36,290
                                                      ======             ======

Profit for the period                                  4,267              1,296
Exceptional items, net of tax                           (340)                70
                                                      ------             ------
Profit before exceptional items                        3,927              1,366
                                                      ======             ======

Per Ordinary Share - cents
     Profit for the period                             19.11               5.78
                                                      ======             ======
Dividends per Ordinary Share - cents                    6.25               5.75
                                                      ======             ======

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2002 in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2002.

The first quarter trading environment was significantly more favourable than a year ago for both Exploration and Production and Refining and Marketing. The Brent oil price increased more than $10.00 per barrel; the Henry Hub gas price and the refining Global Indicator Margin were more than double the level of a year ago.

Turnover for the three months ended March 31, 2003 was $63,788 million compared with $36,290 million for 2002. The increase in turnover for the first quarter reflects higher oil, natural gas and product prices, higher production, higher sales volumes and a stronger Euro.

Profit for the three months ended March 31, 2003 was $4,267 million, compared with $1,296 million in the same period of 2002.

Exceptional items are gains and losses on the sale of fixed assets and businesses or terminations of operations. Net exceptional gains in the first quarter of 2003 were $394 million ($340 million after tax) and principally relate to net gains from the sale of certain upstream interests. Net exceptional losses in the first quarter of 2002 were $109 million ($70 million after tax) and included the loss on closure of certain polypropylene facilities in Texas.

Profit before exceptional items was $3,927 million for the three months ended March 31, 2003, compared with $1,366 million for the equivalent period of 2002. BP average liquids and natural gas realizations were up by more than half compared with a year ago, with significant improvement in refining margins and US retail margins. Improved volumes and cost efficiencies were also reflected in the first quarter results.

For the three months ended March 31, 2003 and 2002, inventory holding gains were $799 million and $473 million, respectively. Inventory holding gains or losses represent the difference between the replacement cost of sales and the historical cost of sales calculated using the first-in first-out method.

Profit before exceptional items for the three months ended March 31, 2003 is after charging impairment of $103 million related to the Yacheng field in China, costs of $90 million in respect of our restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea in Exploration and Production; $18 million Veba integration costs in Refining and Marketing and includes a $130 million credit related to tax restructuring benefits. Profit before exceptional items for the three months ended March 31, 2002 is after charging severance costs of $72 million resulting from restructuring in North America and the North Sea and litigation costs of $55 million in Exploration and Production; Veba integration costs of $26 million in Refining and Marketing, and costs of $32 million related to major site restructuring and Solvay and Erdolchemie integration in Chemicals.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Interest expense for the three months ended March 31, 2003 was $220 million compared with $333 million in the same period of 2002, reflecting lower average debt and lower interest rates.

Net taxation, other than production taxes, charged for the three months ended March 31, 2003 was $1,805 million compared with $753 million in the equivalent period last year. The tax on exceptional items was $54 million compared with a credit of $39 million for the first quarter of 2002. The effective tax rate was 30% for the three months ended March 31, 2003, compared with 36% for the equivalent period of 2002. The reduction in the rate reflects increased tax restructuring benefits, higher inventory holding gains (which are not taxable in certain jurisdictions), a rateably lower impact of goodwill amortization and the depreciation charge on uplifted asset values (for which no tax deduction is available), and nil tax charge on certain upstream disposals in the first quarter of 2003.

Capital expenditure in the first quarter of 2003 was $2.9 billion; there were no acquisitions during the quarter. Capital expenditure and acquisitions for the first quarter of 2002 was $5.7 billion, including $2.6 billion for the acquisition of 51% of Veba Oil; excluding acquisitions capital expenditure was $3.1 billion. Disposal proceeds in the first quarter of 2003 were $2.5 billion compared with $0.3 billion for the equivalent period in 2002.

Net cash inflow for the three months ended March 31, 2003 was $3.2 billion, compared with an outflow of $2.4 billion for the equivalent period of 2002, reflecting higher operating cash flow, higher disposal proceeds and lower acquisition spending. Net cash inflow from operating activities was $6.0 billion for the three months ended March 31, 2003, compared with $3.6 billion in the equivalent period in 2002, reflecting higher profit and depreciation partly offset by a higher requirement for working capital.

Net debt at March 31, 2003 was $17.7 billion compared with $20.3 billion at December 31, 2002. The ratio of net debt to net debt plus equity was 20% at March 31, 2003 compared with 22% at December 31, 2002. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group's results of operations or financial condition.

The return on average capital employed was 19% for the first quarter of 2003 compared with 7% for the same period in 2002. Return on average capital employed is the ratio of profit including minority shareholders' interest and excluding post-tax interest on finance debt to average capital employed for the period. Capital employed is the total of BP shareholders' interest, minority shareholders' interest and finance debt. This performance measure is useful for shareholders and management as an indication of capital productivity over the long term. For further information on the return on average capital employed calculation see page 51 of this report.

BP announced a first quarterly dividend for 2003 of 6.25 cents per ordinary share. Holders of ordinary shares will receive 3.947 pence per share and holders of American Depositary Receipts (ADRs) $0.375 per ADS. The dividend is payable on June 9, 2003 to shareholders on the register on May 16, 2003. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares, also on June 9, 2003. The company repurchased for cancellation 155 million of its own shares during the quarter, at a cost of $999 million.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                                               Three months ended
                                                                                    March 31
                                                                                  (Unaudited)
                                                                             2003              2002
                                                                           ------            ------
                                                                                 ($ million)
Turnover                                                    - $m            9,068             5,638
Total operating profit                                      - $m            4,332             1,931
Results include:
Exploration expense                                         - $m              112               124
Of which: Exploration expenditure written off               - $m               50                59

Key Statistics:
Liquids(a)               Average prices realized by BP      - $/bbl         29.82             18.77
                         Production                         - mb/d          2,063             1,989
Natural gas              Average prices realized by BP      - $/mcf          3.87              2.27
                         Production                         - mmcf/d        9,017             8,746

Brent oil price                                             - $/bbl         31.47             21.13
West Texas Intermediate oil price                           - $/bbl         34.00             21.54
Alaska North Slope US West Coast                            - $/bbl         33.16             19.76
Henry Hub gas price (b)                                     - $/mmBtu        6.53              2.35
UK Gas - National Balancing Point                           - p/therm       21.28             19.22

---------------

(a)  Crude oil and natural gas liquids

(b)  Henry Hub First of the Month Index

(c) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Turnover for the three months ended March 31, 2003 was $9,068 million compared with $5,638 million in the corresponding period in 2002, reflecting higher liquids and natural gas realizations as well as increased production.

Operating profit for the three months ended March 31, 2003 was $4,332 million compared with $1,931 million for the equivalent period in 2002. The result for the first quarter 2003 is after charging impairment of $103 million related to the Yacheng field in China, costs of $90 million in respect of restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea. The result for the first quarter of 2002 is after charging severance costs of $72 million resulting from restructuring in North America and the North Sea and litigation costs of $55 million.

The result for the quarter benefited from strong realizations, with liquids up $11.05/bbl and natural gas up $1.60/mcf on a year ago. North American natural gas realizations lagged the increase in the Henry Hub marker price, as the effects of cold weather and low inventories were partly offset by an increase in regional differentials caused by pipeline constraints. The improved realizations were partly offset by a charge of $125 million for Unrealized Profit in Stock
(UPIS) to remove the additional upstream margin from downstream inventories following an increase in the Alaska North Slope oil price. This compares to a charge of $56 million in the equivalent quarter last year.

First quarter production was a record, increasing by over 3% to 3,618 mboe/d compared with a year ago as a result of the ramp up of production in the Deepwater Gulf of Mexico and Trinidad as new projects continue to be added, and the impact of our increased interest in Sidanco, partly offset by declines in mature areas. The impact of acquisition and divestment activity over the past year has had a broadly neutral effect on the quarter on quarter comparison.

On April 1, 2003 two new discoveries were announced in Angola's deep offshore Block 17: Acacia-1 and Hortensia-1. During the quarter we approved the development of the Shah Deniz project in Azerbaijan, Greater Plutonio and Dalia in Angola and Rhum in the North Sea.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


EXPLORATION AND PRODUCTION (concluded)

We completed in the quarter the divestment of shallow water Gulf of Mexico assets to Apache and the exchange of our interest in Block A-18 in the Malaysia Thailand Joint Development Area for Amerada Hess's interests in Colombia. In addition, we completed the sale of other US assets. On April 2, 2003 we completed the sale of the Forties oil field in the North Sea to Apache. In
February, we announced agreements with Perenco to sell a package of North Sea gas production assets and interests in Boqueron and Desarrollo Zuli Occidental
(DZO) in Venezuela.

In February, we called for redemption our $420 million Exchangeable Bonds, which were exchangeable for Lukoil ADSs. Bondholders converted to ADSs before the redemption date. This transaction completed the monetization of our stake in the Russian oil company Lukoil. The stake in Lukoil was obtained through the acquisition of ARCO.

Repsol exercised their option in January to acquire a further 20% of our upstream interests in Trinidad. Our interest in BP Trinidad and Tobago LLC is now 70% and the transaction provides further leverage to access the gas markets and growth opportunities in Spain. We also sold 12.5% of the Tangguh liquefied natural gas project to China National Offshore Oil Corporation as part of our strategy to serve gas markets in Southern China.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

                                                           Three months ended
                                                                March 31
                                                              (Unaudited)
                                                         2003              2002
                                                       ------            ------
                                                             ($ million)
Turnover                                - $m           17,998             7,768
Total operating profit                  - $m              221               115

Turnover for the three months ended March 31, 2003 was $17,998 million, compared with $7,768 million for the same period in 2002. The increase for the quarter reflects higher natural gas prices and sales volumes.

Operating profit for the three months ended March 31, 2003 was $221 million compared with $115 million for the same period in 2002. The result reflects improved marketing and trading and natural gas liquids performance, partly offset by the absence of a contribution from Ruhrgas.

Marketing margins were up significantly in North America as a result of prolonged cold weather in the northeast and midwest markets and an unusually large draw-down of gas in storage. In addition, North American gas volumes were 35% above the same period last year. The global LNG business continued to grow profitably as supply and shipping flexibility allowed the capture of additional business in Asia and the USA. In Spain, the Bilbao electricity generation plant (BP 25%) was commissioned as part of our gas to power strategy. The LNG ship British Innovator was delivered on March 29, 2003.

The first quarter natural gas liquids result was up due to higher liquids prices and improved margins on winter propane sales, partly offset by the negative processing margins that resulted from gas prices increasing more than liquids prices.

In Renewables, our solar business launched a new branded offer in California in the USA.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING
                                                           Three months ended
                                                                March 31
                                                              (Unaudited)
                                                         2003              2002
                                                       ------            ------
                                                             ($ million)
Turnover                                - $m           41,435            24,889
Total operating profit                  - $m            1,251               563
Total refined product sales             - mb/d          6,804             6,500
Refinery throughputs                    - mb/d          3,024             2,994
Global Indicator Refining Margin (a)    - $/bbl          4.52              1.64

---------------

(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

Turnover for the three months ended March 31, 2003 was $41,435 million compared with $24,889 million for the same period in the prior year. The increase in turnover for the first quarter is principally due to a stronger Euro, higher product prices and an additional month of contribution from Veba.

Operating profit for the three months ended March 31, 2003 was $1,251 million compared with $563 million for the corresponding period of 2002. The result for the first quarter of 2003 includes inventory holding gains of $620 million and is after charging Veba integration costs of $18 million. The result for the first quarter of 2002 includes inventory holding gains of $495 million and was after charging Veba integration costs of $26 million.

The increase in the result reflects improved worldwide refining margins, with some offset from higher utility costs. Refining throughputs increased by 1%. During the quarter, BP commissioned three new clean fuels units.

The marketing environment reflected margins at normal levels, with US retail margins significantly up from the depressed levels of a year ago. Marketing volumes were flat compared with a year ago.

During the quarter, an additional 600 sites were reimaged, bringing the total number of sites with the BP Helios to some 11,000 worldwide.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


CHEMICALS

                                                             Three months ended
                                                                  March 31
                                                                 (Unaudited)
                                                            2003           2002
                                                          ------         ------
                                                             ($ million)
Turnover                                - $m               3,938          2,642
Total operating profit                  - $m                 285             47
Production (a)                          - kte              6,980          6,611
Chemicals Indicator Margin (b)          - $/te                90(c)          80

--------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(c) Provisional. The data for the fourth quarter is based on two months' actual and one month of provisional data.

Turnover for the three months ended March 31, 2003 was $3,938 million compared with $2,642 million for the equivalent period in 2002. The increase in turnover for the first quarter primarily reflects increased prices and higher production as a result of improved plant utilization and organic growth.

Operating profit for the three months ended March 31, 2003, was $285 million, compared with $47 million for the equivalent period in 2002. The result for the first quarter of 2003 includes inventory holding gains of $146 million; the result for the first quarter of 2002 is after charging inventory holding losses of $29 million and costs of $32 million related to major site restructuring and Solvay and Erdolchemie integration. In the first quarter of 2003 there were better margins, increased production and improved unit costs compared with the corresponding period in 2002.

Chemicals production of 6,980 thousand tonnes in the first quarter was a record and 369 thousand tonnes above a year ago. Higher production was due to improved plant utilization and organic growth, including one of our new Asian PTA plants coming on stream.

During the quarter, we continued to reduce cash fixed costs per tonne of capacity through planned cost reductions.

As part of the ongoing restructuring of our portfolio, we completed the divestment of the two remaining Burmah Castrol chemicals businesses, Fosroc Mining and Sericol. We also announced our intention to divest our speciality intermediates business (trimellitic anhydride, purified isophthalic acid (PIA) and maleic anhydride) based in Joliet, Illinois in the USA, plus the economic interest in our European PIA business. PT Petrokimia Nusantara Interindo (BP
75%), which operates a stand-alone polyethylene manufacturing plant in Indonesia, was sold to Indika Group on April 25, 2003.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                           Three months ended
                                                               March 31
                                                              (Unaudited)
                                                         2003              2002
                                                        -----             -----
                                                              ($ million)
Turnover                                    - $m          111               135
Operating (loss)                            - $m         (165)             (125)

Other businesses and corporate comprises Finance, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.

EXCEPTIONAL ITEMS
                                                           Three months ended
                                                               March 31
                                                              (Unaudited)
                                                         2003              2002
                                                        -----             -----
                                                              ($ million)
Profit (loss) on sale of fixed assets and
businesses or termination of operations     - $m          394              (109)
Taxation credit (charge)                    - $m          (54)               39
                                                        -----             -----
Exceptional items after taxation            - $m          340               (70)
                                                        -----             -----

Exceptional items for the first quarter principally relate to net gains from the sale of certain upstream interests.

OUTLOOK

World economic activity has remained weak during the first quarter with few signs of an imminent recovery. Confidence has declined in the USA, Europe and more recently in parts of Asia. OECD industrial production has remained essentially flat.

Oil markets have been driven by the impact of war in Iraq, together with the loss of Venezuelan and Nigerian exports and a cold winter in the northern hemisphere. Dated Brent averaged $31.47/bbl in the first quarter. OECD commercial oil inventories declined to record lows in February in terms of forward days' cover, but appear to have stabilized recently. Rising OPEC production from the middle of the first quarter compensated for the loss of Iraqi exports. Crude prices have since fallen back to around $25/bbl. Oil supplies have proven adequate even without the release of strategic stocks. The prospect for prices depends upon a particularly wide range of uncertainties which include the timing and level of the return of Iraqi oil exports and the extent to which OPEC's earlier production increases are reversed.

US natural gas prices have fallen back from the high levels of the first quarter (Henry Hub first of month index average of $6.53/mmbtu) after the end of the winter heating season. Prices remain above fuel oil parity in face of the challenge to refill gas in storage while production continues to fall. The opening of new pipeline infrastructure later in the second quarter has the potential to narrow differentials in the Rockies.

Refining margins have begun the second quarter somewhat below the average for the first quarter (BP GIM $4.52/bbl) but remain firm in most regions. OECD commercial product inventories are at five year lows and may continue to underpin refining fundamentals in the short term. Retail margins strengthened towards the end of the first quarter, although prices to the consumer are now falling in line with product prices.

Chemicals margins have been sharply lower than in the fourth quarter of last year, due to feedstock costs rising more rapidly than prices for the majority of petrochemical products. Recent declines in oil prices have begun to restore margins although weak demand conditions persist.

Consistent with our financial framework and plan for the year, we expect capital investment to be in the range of $14 to 14.5 billion, excluding acquisitions. This excludes the initial cash payment due on completion of the TNK-BP transaction, expected to complete in the summer. We expect gearing to return to the lower half of our 21 to 30% target range following this transaction.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded


FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under `Group Results' and the statements under `Outlook', with regard to hydrocarbon production growth, the economic outlook, trends in the trading environment, the timing of acquisitions and divestments, the timing of new projects, oil and gas prices and margins, refining margins, retail margins, realizations on gas sales, inventory and product stock levels, capacity utilization, capital expenditure trends, gearing, working capital, profitability, results of operation, dividend payments, long term purchase commitments and liquidity or financial position are all forward-looking in nature. Forward-looking statements are also identified by such phrases as `will', `expects', `is expected to', `should', `may', `is likely to', `intends' and `believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry product supply, the timing of bringing new fields onstream, demand and pricing, operational problems, political stability and economic growth in relevant areas of the world, development and use of new technology, successful partnering, the actions of competitors, the actions of third party suppliers of facilities and services, natural disasters and other changes to business conditions, prolonged adverse weather conditions, wars and acts of terrorism or sabotage, and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts for 2002 and the Annual Report on Form 20-F for 2002 filed with the US Securities and Exchange Commission.

2003 DIVIDENDS

On April 29, 2003, BP p.l.c.  announced a first  quarterly  dividend for 2003 of
6.25 cents per ordinary share of 25 cents (ordinary shares), representing $0.375 per American Depositary Share (ADS) amounting to $1,386 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is May 16, 2003, with payment to be made on June 9, 2003.

Under the former US-UK Income Tax Treaty, dividends paid to qualifying ADS holders entitled them to a refund of a deemed UK tax credit equal to 1/9th of the announced dividend. This credit was exactly offset by an amount deemed by the former US-UK Income Tax Treaty to be a UK withholding tax. The net effect for ADS holders was a cash payment equal to the amount of the announced dividend, a potential foreign tax credit equal to 1/9th of the announced dividend, and a gross dividend equal to the sum of those two amounts. Under the new US-UK Tax Treaty, this deemed tax credit is no longer available on dividends paid to qualifying ADS shareholders, beginning with the first quarterly dividend for 2003.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on June 9, 2003.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                                         Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2003                 2002
                                                                   -------              -------
                                                                           ($ million)

Turnover - Note 2                                                   64,186               36,569
Less: joint ventures                                                   398                  279
                                                                   -------              -------
Group turnover                                                      63,788               36,290

Cost of sales                                                       54,439               31,078
Production taxes - Note 3                                              504                  247
                                                                   -------              -------
Gross profit                                                         8,845                4,965
Distribution and administration expenses                             3,244                 2,691
Exploration expense - Note 4                                           112                  124
                                                                   -------              -------
                                                                     5,489                2,150
Other income                                                           131                  125
                                                                   -------              -------
Group operating profit                                               5,620                2,275
Share of profits of joint ventures                                     118                   70
Share of profits of associated undertakings                            186                  186
                                                                   -------              -------
Total operating profit                                               5,924                2,531
Profit (loss) on sale of fixed assets and businesses
or termination of operations - Note 5                                  394                 (109)
                                                                   -------              -------
Profit before interest and tax                                       6,318                2,422
Interest expense - Note 6                                              220                  333
                                                                   -------              -------
Profit before taxation                                               6,098                2,089
Taxation - Note 7                                                    1,805                  753
                                                                   -------              -------
Profit after taxation                                                4,293                1,336
Minority shareholders' interest                                         26                   40
                                                                   -------              -------
Profit for the period (a)                                            4,267                1,296
                                                                   =======              =======
Earnings per ordinary share - cents (a)
     Basic                                                           19.11                 5.78
     Diluted                                                         19.05                 5.75
                                                                   -------              -------
Earnings per American depositary share - cents (a)
     Basic                                                          114.66                34.68
     Diluted                                                        114.30                34.50
                                                                ----------           ----------

Average number of outstanding ordinary shares (thousands)       22,326,486           22,402,868
                                                                ==========           ==========

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                      March 31, 2003                        December 31, 2002
                                                        (Unaudited)
                                                  -----------------------                 -----------------------
                                                                           ($ million)
Fixed assets
   Intangible assets                                             14,190                                  15,566
   Tangible assets                                               88,223                                  87,682
   Investments                                                   10,248                                  10,811
                                                               --------                                --------
                                                                112,661                                 114,059
Current assets
   Inventories                                       9,874                                   10,181
   Receivables                                      39,058                                   33,150
   Investments                                         228                                      215
   Cash at bank and in hand                          1,151                                    1,520
                                                  --------                                ---------
                                                    50,311                                   45,066
                                                  --------                                ---------

Current liabilities - falling due within one year
   Finance debt                                      6,400                                   10,086
   Accounts payable and accrued liabilities         40,614                                   36,215
                                                  --------                                ---------
                                                    47,014                                   46,301
                                                  --------                                ---------

Net current liabilities                                           3,297                                  (1,235)
                                                               --------                                --------
Total assets less current liabilities                           115,958                                 112,824

Noncurrent liabilities
   Finance debt                                     12,642                                   11,922
   Accounts payable and accrued liabilities          3,411                                    3,455
   Provisions for liabilities and charges
      Deferred tax                                  13,686                                   13,514
      Other                                         14,096                                   13,886
                                                  --------                                ---------
                                                                 43,835                                  42,777
                                                               --------                                --------
Net assets                                                       72,123                                  70,047
Minority shareholders' interest - equity                          1,047                                     638
                                                               --------                                --------

BP shareholders' interest (a) - Note 10                          71,076                                  69,409
                                                               ========                                ========

Represented by:
Capital shares
   Preference                                                        21                                      21
   Ordinary                                                       5,560                                   5,595
Paid-in surplus                                                   4,345                                   4,243
Merger reserve                                                   27,050                                  27,033
Retained earnings                                                33,944                                  32,344
Other reserves                                                      156                                     173
                                                               --------                                --------
                                                                 71,076                                  69,409
                                                               ========                                ========

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                           Three months ended
                                                                                March 31
                                                                              (Unaudited)
                                                                          2003              2002
                                                                        ------            ------
                                                                              ($ million)
Net cash inflow from operating activities                                5,961             3,636
                                                                        ------            ------
Dividends from joint ventures                                               13                83
                                                                        ------            ------
Dividends from associated undertakings                                      55                53
                                                                        ------            ------
Servicing of finance and returns on investments
Interest received                                                           31                48
Interest paid                                                             (207)             (309)
Dividends received                                                           6                 2
Dividends paid to minority shareholders                                     (2)              (13)
                                                                        ------            ------
Net cash outflow from servicing of finance
and returns on investments                                                (172)             (272)
                                                                        ------            ------
Taxation
UK corporation tax                                                        (312)             (187)
Overseas tax                                                              (320)             (258)
                                                                        ------            ------
Tax paid                                                                  (632)             (445)
                                                                        ------            ------

Capital expenditure and financial investment
Payments for fixed assets                                               (2,877)           (2,799)
Proceeds from the sale of fixed assets                                   2,317               317
                                                                        ------            ------
Net cash outflow for capital expenditure and financial investment         (560)           (2,482)
                                                                        ------            ------

Acquisitions and disposals
Investments in associated undertakings                                    (186)             (143)
Acquisitions, net of cash acquired                                           -            (1,550)
Net investment in joint ventures                                           (14)              (46)
Proceeds from the sale of businesses                                       160                31
                                                                        ------            ------
Net cash outflow for acquisitions and disposals                            (40)           (1,708)
                                                                        ------            ------
Equity dividends paid                                                   (1,397)           (1,288)
                                                                        ------            ------
Net cash inflow (outflow)                                                3,228            (2,423)
                                                                        ======            ======

Financing                                                                3,593            (2,283)
Management of liquid resources                                              13              (165)
(Decrease) increase in cash                                               (378)               25
                                                                        ------            ------
                                                                         3,228            (2,423)
                                                                        ======            ======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - concluded


                                                                              Three months ended
                                                                                    March 31
                                                                                  (Unaudited)
                                                                            2003              2002
                                                                          ------            ------
                                                                                ($ million)
Reconciliation of profit before interest
and tax to net cash inflow from operating activities
Profit before interest and tax                                             6,318             2,422
Depreciation and amounts provided                                          2,709             2,153
Exploration expenditure written off                                           50                59
Share of profits of joint ventures and associated undertakings              (304)             (256)
Interest and other income                                                    (48)              (63)
(Profit) loss on sale of fixed assets and businesses                        (394)              109
Charge for provisions                                                        202               169
Utilization of provisions                                                   (228)             (238)
Decrease (increase) in inventories                                           376              (496)
Increase in debtors                                                       (6,935)             (410)
Increase in creditors                                                      4,215               187
                                                                          ------            ------
Net cash inflow from operating activities                                  5,961             3,636
                                                                          ======            ======

Financing
Long-term borrowing                                                       (1,015)           (1,746)
Repayments of long-term borrowing                                            403               234
Short-term borrowing                                                        (626)           (3,499)
Repayments of short-term borrowing                                         3,899             2,819
                                                                          ------            ------
                                                                           2,661            (2,192)

Issue of ordinary share capital for employee share schemes                   (67)              (91)
Repurchase of ordinary share capital                                         999                 -
                                                                          ------            ------
Net cash inflow (outflow) from financing                                   3,593            (2,283)
                                                                          ======            ======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2002 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                                                                Three months ended
                                                                     March 31
                                                                   (Unaudited)
                                                              2003              2002
                                                           -------           -------
                                                                  ($ million)
2.   Turnover
     By business
     Exploration and Production                              9,068             5,638
     Gas, Power and Renewables                              17,998             7,768
     Refining and Marketing                                 41,435            24,889
     Chemicals                                               3,938             2,642
     Other businesses and corporate                            111               135
                                                           -------           -------
                                                            72,550            41,072
     Less: sales between businesses                          8,762             4,782
                                                           -------           -------
     Group excluding joint ventures                         63,788            36,290
     Share of sales by joint ventures                          398               279
                                                           -------           -------
                                                            64,186            36,569
                                                           =======           =======

     By geographical area
     Group excluding joint ventures
     UK                                                     15,427            10,995
     Rest of Europe                                         13,022             9,119
     USA                                                    31,098            15,265
     Rest of World                                          13,736             6,984
                                                           -------           -------
                                                            73,283            42,363
     Less: sales between areas                               9,495             6,073
                                                           -------           -------
                                                            63,788            36,290
                                                           =======           =======
3.   Production taxes
     UK petroleum revenue tax                                  133                63
     Overseas production taxes                                 371               184
                                                           -------           -------
                                                               504               247
                                                           =======           =======
4.   Exploration expense
     Exploration and Production
         UK                                                      3                 6
         Rest of Europe                                          4                23
         USA                                                    37                42
         Rest of World                                          68                53
                                                           -------           -------
                                                               112               124
                                                           =======           =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                                           Three months ended
                                                                                March 31
                                                                              (Unaudited)
                                                                         2003              2002
                                                                      -------           -------
                                                                             ($ million)
5.   Analysis of exceptional items Profit (loss) on sale of
     fixed assets and businesses or termination of operations
     Exploration and Production                                           433                 5
     Gas, Power and Renewables                                              -                 -
     Refining and Marketing                                               (52)              (45)
     Chemicals                                                              7               (60)
     Other businesses and corporate                                         6                (9)
                                                                      -------           -------
     Exceptional items before taxation                                    394              (109)
     Taxation (charge) credit                                             (54)               39
                                                                      -------           -------
     Exceptional items after taxation                                     340               (70)
                                                                      =======           =======

6.   Interest expense
     Group interest payable                                               187               267
     Capitalized                                                          (34)              (15)
                                                                      -------           -------
                                                                          153               252
     Joint ventures                                                        13                14
     Associated undertakings                                               10                24
     Unwinding of discount on provisions                                   44                43
                                                                      -------           -------
                                                                          220               333
                                                                      =======           =======

7.   Charge for taxation
     Current                                                            1,581               533
     Deferred                                                             224               220
                                                                      -------           -------
                                                                        1,805               753
                                                                      =======           =======

     United Kingdom                                                       485               189
     Overseas                                                           1,320               564
                                                                      -------           -------
                                                                        1,805               753
                                                                      =======           =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8.   Business and geographical analysis

                                                          Gas,                               Other
                                      Exploration        Power    Refining              businesses
By business                                   and          and         and                     and
                                       Production   Renewables   Marketing   Chemicals   corporate   Eliminations   Total
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
                                                                       ($ million)
Three months
ended March 31, 2003

Group turnover
-  third parties                            2,031       17,449      40,380       3,817         111             -   63,788
-  sales between businesses                 7,037          549       1,055         121           -        (8,762)       -
                                     ------------------------------------------------------------------------------------
                                            9,068       17,998      41,435       3,938         111        (8,762)  63,788
                                     ------------------------------------------------------------------------------------

Share of sales by joint ventures              181            -         100         117           -             -      398
                                     ------------------------------------------------------------------------------------
Equity accounted income                       234           (1)         37          25           9             -      304
                                     ------------------------------------------------------------------------------------

Total operating profit (loss)               4,332          221       1,251         285        (165)            -    5,924
Exceptional items                             433            -         (52)          7           6             -      394
                                     ------------------------------------------------------------------------------------
Profit (loss) before interest and tax       4,765          221       1,199         292        (159)            -    6,318
                                     ------------------------------------------------------------------------------------
Capital expenditure and acquisitions        2,137           68         537          96          36             -    2,874

Three months
ended March 31, 2002

Group turnover
-  third parties                            2,091         7,313     24,221       2,530         135             -   36,290
-  sales between businesses                 3,547           455        668         112           -        (4,782)       -
                                     ------------------------------------------------------------------------------------
                                            5,638         7,768     24,889       2,642         135        (4,782)  36,290
                                     ------------------------------------------------------------------------------------

Share of sales by joint ventures               95             -         77         107           -             -      279
                                     ------------------------------------------------------------------------------------
Equity accounted income                       125            54         51           9          17             -      256
                                     ------------------------------------------------------------------------------------

Total operating profit (loss)               1,931           115        563          47        (125)            -    2,531
Exceptional items                               5             -        (45)        (60)         (9)            -     (109)
                                     ------------------------------------------------------------------------------------
Profit (loss) before interest and tax       1,936           115        518         (13)       (134)            -    2,422
                                     ------------------------------------------------------------------------------------
Capital expenditure and acquisitions        2,313            46      3,137         188          52             -    5,736


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

8.   Business and geographical analysis - continued



                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     -------  --------    -------   -------     ------------    -------
                                                                               ($ million)
Three months ended March 31, 2003

Group turnover - third parties                        11,214    10,762     30,612    11,200                -     63,788
               - sales between areas                   4,213     2,260        486     2,536           (9,495)         -
                                                     ------------------------------------------------------------------
                                                      15,427    13,022     31,098    13,736           (9,495)    63,788
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          28        89         42       239                -        398
                                                     ------------------------------------------------------------------
Equity accounted income                                   (1)       (3)        35       273                -        304
                                                     ------------------------------------------------------------------

Total operating profit                                 1,118       690      2,489     1,627                -      5,924
Exceptional items                                        (12)      (41)      (146)      593                -        394
                                                     ------------------------------------------------------------------
Profit before interest and tax                         1,106       649      2,343     2,220                -      6,318
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     301       202      1,396       975                -      2,874


Three months ended March 31, 2002

Group turnover - third parties                         8,412     7,318     14,998     5,562                -     36,290
               - sales between areas                   2,583     1,801        267     1,422           (6,073)         -
                                                     ------------------------------------------------------------------
                                                      10,995     9,119     15,265     6,984           (6,073)    36,290
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          32        56         43       148                -        279
                                                     ------------------------------------------------------------------
Equity accounted income                                   (2)       61         55       142                -        256
                                                     ------------------------------------------------------------------

Total operating profit                                   576       498        442     1,015                -      2,531
Exceptional items                                         (9)       10       (109)       (1)               -       (109)
                                                     ------------------------------------------------------------------
Profit before interest and tax                           567       508        333     1,014                -      2,422
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     409     2,852      1,531       944                -      5,736


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                             Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                             2003          2002
                                                           ------        ------
                                                                ($ million)
9. Analysis of changes in net debt
   Opening balance
   Finance debt                                            22,008        21,417
   Less: Cash                                               1,520         1,358
         Current asset investments                            215           450
                                                           ------        ------
   Opening net debt                                        20,273        19,609
                                                           ------        ------
   Closing balance
   Finance debt                                            19,042        24,531
   Less: Cash                                               1,151         1,379
         Current asset investments                            228           286
                                                           ------        ------
   Closing net debt                                        17,663        22,866
                                                           ------        ------
   Decrease (increase) in net debt                          2,610        (3,257)
                                                           ======        ======

   Movement in cash/bank overdrafts                          (378)           25
   Increase (decrease) in current asset investments            13          (165)
   Net cash outflow (inflow) from financing
     (excluding share capital)                              2,661        (2,192)
   Exchange of Exchangeable Bonds for Lukoil
     Amercian Depositary Shares                               420             -
   Other movements                                             64            25
   Debt acquired                                                -          (999)
                                                           ------        ------
   Movements in net debt before exchange effects            2,780        (3,306)
   Exchange adjustments                                      (170)           49
                                                           ------        ------
   Decrease (increase) in net debt                          2,610        (3,257)
                                                           ======        ======

10.Movement in BP shareholders' interest                        $ million

   Balance at December 31, 2002                                    69,409

   Profit for the period                                            4,267
   Distribution to shareholders                                    (1,386)
   Currency translation differences (net of tax)                     (282)
   Issue of ordinary share capital for employee share schemes          67
   Repurchase of ordinary share capital                              (999)
                                                                  -------
   Balance at March 31, 2003                                       71,076
                                                                  =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


11.  Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                           Three months ended
                                                                March 31
                                                               (Unaudited)
                                                            2003         2002
                                                         ----------------------
                                                           (shares thousands)
    Weighted average number of ordinary shares        22,326,486   22,402,868
    Ordinary  shares issuable under employee
      share schemes                                       68,313      117,560
                                                      ----------   ----------
                                                      22,394,799   22,520,428
                                                      ==========   ==========

12.  Share-based compensation

     BP accounts for share options granted to employees using the intrinsic-value method. If the fair value of options granted in any particular year is estimated and this value amortized over the vesting period of the options, an indication of the cost of granting options to employees can be made. The fair value of each share option granted has been estimated using a Black-Scholes option pricing model.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, `Accounting for Stock-Based Compensation', to share based employee compensation.

                                                             Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                             2003          2002
                                                           ------        ------
                                                                ($ million)
   Profit for the period applicable to ordinary shares,
     as reported                                            4,267         1,296
   Deduct: Total stock-based employee compensation
     expense determined under fair value based method
     for all awards, net of related tax effects               (24)          (26)
                                                          -------       -------
   Pro forma net income                                     4,243         1,270
                                                          =======       =======

                                                                 (cents)
   Earnings per share
     Basic - as reported                                    19.11          5.78
     Basic - pro forma                                      19.00          5.67

     Diluted - as reported                                  19.05          5.75
     Diluted - pro forma                                    18.95          5.64

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of joint ventures and associated undertakings. In addition the Group's share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                                 Three months ended March 31, 2003
                                                                            (Unaudited)
                                                        ------------------------------------------------
                                                              As                                 US GAAP
          Increase (decrease) in caption heading        Reported    Reclassification        Presentation
                                                        ------------------------------------------------
                                                                           ($ million)
          Consolidated statement of income
          Other income                                       131                 216                 347
          Share of profits of JVs and                        304                (304)                  -
            associated undertakings
          Exceptional items before taxation                  394                   -                 394
          Interest expense                                   220                 (23)                197
          Taxation                                         1,805                 (65)              1,740
          Profit for the period                            4,267                   -               4,267


                                                                 Three months ended March 31, 2002
                                                                           (Unaudited)
                                                        ------------------------------------------------
                                                              As                                 US GAAP
          Increase (decrease) in caption heading        Reported    Reclassification        Presentation
                                                        ------------------------------------------------
                                                                           ($ million)
          Consolidated statement of income
          Other income                                       125                 153                278
          Share of profits of JVs and                        256                (256)                 -
            associated undertakings
          Exceptional items before taxation                 (109)                  -               (109)
          Interest expense                                   333                 (38)               295
          Taxation                                           753                 (65)               688
          Profit for the period                            1,296                   -              1,296

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (ii) Exceptional items

          Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

     (iii)Deferred taxation/business combinations

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.


                                                             Three months ended
                                                                   March 31
      Increase (decrease) in caption heading                     (Unaudited)
                                                             2003          2002
                                                          -------       -------
                                                                ($ million)
      Cost of sales                                           692           151
      Taxation                                               (728)          (94)
      Profit for the period                                    36           (57)
                                                          =======       =======

                                                            At              At
                                                      March 31, 2003   December 31,
                                                       (Unaudited)         2002
                                                      --------------   ------------
                                                               ($ million)
      Tangible assets                                       6,749         7,408
      Deferred taxation                                     6,794         7,486
      BP shareholders' interest                               (45)          (78)
                                                          =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (iv)  Provisions

          UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

          On January 1, 2003 the Group adopted Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS
          143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset.

          The provisions for decommissioning under SFAS 143 are set up on a similar basis to UK GAAP except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

          The cumulative effect of adopting SFAS 143 at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $1,002 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of $687 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of $315 million. The effect of adoption on the three months ended March 31, 2003 was to decrease profit for the period before cumulative effect of accounting changes as adjusted to accord with US GAAP by $23 million.

          Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                             Three months ended
                                                                   March 31
      Increase (decrease) in caption heading                     (Unaudited)
                                                             2003          2002
                                                          -------       -------
                                                                ($ million)
      Cost of sales                                           (34)           77
      Interest expense                                          6           (43)
      Taxation                                                  2            (8)
      Profit for the period before cumulative effect
        of accounting changes                                  26           (26)
      Cumulative effect of accounting changes               1,002             -
      Profit for the period                                 1,028           (26)
                                                          =======       =======

                                                             At              At
                                                       March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Tangible assets                                         (601)       (1,297)
      Provisions                                              (533)          412
      Deferred taxation                                         (5)         (621)
      BP shareholders' interest                                (63)       (1,088)
                                                           =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (iv) Provisions (concluded)

          The following pro forma data summarize the results of operations for the three months ended March 31, 2003 and 2002 assuming SFAS 143 was applied retroactively with effect from January 1, 2002.

                                                                                            Three months ended
                                                                                                 March 31
                                                                                               (Unaudited)
                                                                                           2003          2002
                                                                                        -------       -------
                                                                                               ($ million)
          Profit for the period applicable to ordinary shares
          as adjusted to accord with US GAAP, as reported

          As reported                                                                     4,734         2,051
          Pro forma                                                                       4,734         2,072

          Per ordinary share - cents

            Basic - as reported                                                           21.20          9.16
            Basic - pro forma                                                             21.20          9.25

            Diluted - as reported                                                         21.14          9.11
            Diluted - pro forma                                                           21.14          9.20

          Per American Depositary Share - cents

            Basic - as reported                                                          127.20         54.96
            Basic - pro forma                                                            127.20         55.50

            Diluted - as reported                                                        126.84         54.66
            Diluted - pro forma                                                          126.84         55.20


          The pro forma asset retirement obligation at January 1, 2002 and December 31, 2002, assuming SFAS 143 was applied retroactively with effect from January 1, 2002, amounts to $3,268 million and $3,469 million, respectively.

     (v)  Sale and leaseback

          The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction under US GAAP. The remaining interest in this building was sold in January 2003.

          Provisions were recognized under UK GAAP in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP. Following the disposal of the building a provision has now been recognized for US GAAP.

          Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (v) Sale and leaseback (concluded)

          The adjustments to profit for the period and BP shareholders' interest to accord with US GAAP are summarized below.

                                                             Three months ended
                                                                   March 31
      Increase (decrease) in caption heading                     (Unaudited)
                                                             2003          2002
                                                          -------       -------
                                                                ($ million)
      Cost of sales                                          (108)            5
      Taxation                                                 37            (1)
      Profit for the period                                    71            (4)
                                                          =======       =======

                                                             At              At
                                                       March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Tangible assets                                            -          161
      Other accounts payable and accrued liabilities            26           27
      Provisions                                                29         (117)
      Finance debt                                               -          413
      Deferred taxation                                        (19)         (56)
      BP shareholders' interest                                (36)        (106)
                                                           =======      =======

     (vi) Goodwill and intangible assets

          Various differences in the basis for determining goodwill between UK and US GAAP result in goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

          On January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 142 `Goodwill and Other Intangible Assets' (SFAS 142) for US GAAP reporting. This standard eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life continue to be amortized over their estimated useful lives. Amortization of goodwill charged to income under UK GAAP has been reversed for US GAAP.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.


                                                             Three months ended
                                                                   March 31
      Increase (decrease) in caption heading                     (Unaudited)
                                                             2003          2002
                                                          -------       -------
                                                                ($ million)
      Cost of sales                                          (342)         (321)
      Profit for the period                                   342           321
                                                          =======       =======

                                                             At              At
                                                       March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Intangible assets                                        245          (84)
      BP shareholders' interest                                245          (84)
                                                           =======      =======

                           BP p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (vi) Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the three months ended March 31, 2003 are shown below.

                                  Exploration                    Other
                                  expenditure   Goodwill   intangibles    Total
                                  ---------------------------------------------
                                               ($ million)
          Net book amount
          At January 1, 2003            4,944     10,354           488   15,786
          Amortization expense            (50)         -           (13)     (63)
          Acquisitions                      -          -             -        -
          Other movements                (639)      (263)            9     (893)
                                  ---------------------------------------------
          At March 31, 2003             4,255     10,091           484   14,830
                                  =============================================

          Amortization expense relating to other intangibles is expected to be in the range $100-$200 million in each of the succeeding five years.

          During the second quarter of 2002 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

    (vii) Derivative financial instruments and hedging activities

          SFAS 133 `Accounting for Derivative Instruments and Hedging Activities' requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for those contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. On the basis of SFAS 133 Implementation Issue C11, these contracts have been marked to market with effect from July 1, 2001.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

    (vii) Derivative financial instruments and hedging activities (concluded)

          In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus which rescinded EITF Issue No. 98-10, 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10). As a result of this consensus, all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) and trading inventories that are accounted for at fair value pursuant to EITF 98-10 will no longer be accounted for at fair value upon application of the consensus. Rather, such contracts will be accounted for as executory contracts on an accruals basis.

          The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

          For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

          The cumulative effect of adopting the consensus at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $50 million.

          Also in October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, `Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10 "Accounting for Contracts Involved in Energy Trading and Risk
          Management Activities"' (EITF 02-3). Under this consensus trading inventories should be recorded on the balance sheet at historical cost. The Group marks trading inventories to market at the balance sheet date. Thus a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders' interest due to the difference in inventory valuations.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                             Three months ended
                                                                   March 31
      Increase (decrease) in caption heading                     (Unaudited)
                                                             2003          2002
                                                          -------       -------
                                                                ($ million)
      Cost of sales                                            12          (804)
      Taxation                                                 (4)          281
      Profit for the period before cumulative
        effect of accounting changes                           (8)          523
      Cumulative effect of accounting changes                  50             -
      Profit for the period                                    42           523
                                                          =======       =======

                                                             At              At
                                                       March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Inventories                                            (148)         (209)
      Accounts payable and accrued liabilities                (17)          (13)
      Deferred taxation                                       (39)          (61)
      BP shareholders' interest                               (92)         (135)
                                                          =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

    (viii)Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in the fourth quarter of 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gives rise to a pre-tax gain on disposal of $242 million ($157 million after tax).

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                             Three months ended
                                                                   March 31
      Increase (decrease) in caption heading                     (Unaudited)
                                                             2003          2002
                                                          -------       -------
                                                                ($ million)
      Cost of sales                                             5             9
      Taxation                                                 (2)           (4)
      Profit for the period                                    (3)           (5)
                                                          =======       =======

                                                             At              At
                                                       March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Intangible assets                                       163           167
      Accounts payable and accrued liabilities                (50)          (52)
      Deferred taxation                                        75            77
      BP shareholders' interest                               138           142
                                                          =======       =======

    (ix)  Ordinary shares held for future awards to employees

          Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                             At              At
      Increase (decrease) in caption heading           March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Fixed assets - Investments                             (117)         (159)
      BP shareholders' interest                              (117)         (159)
                                                          =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (x)  Dividends

          Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                             At              At
      Increase (decrease) in caption heading           March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Other accounts payable and accrued liabilities        (1,386)      (1,398)
      BP shareholders' interest                             (1,386)      (1,398)
                                                            =======     =======

     (xi)Investments

          Under UK GAAP certain of the Group's equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                             At              At
      Increase (decrease) in caption heading           March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Fixed assets - Investments                               11            52
      Deferred taxation                                         4            18
      BP shareholders' interest                                 7            34
                                                          =======       =======

    (xii) Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

          The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                             At              At
      Increase (decrease) in caption heading           March 31, 2003   December 31,
                                                        (Unaudited)         2002
                                                      --------------   ------------
                                                                ($ million)
      Intangible assets                                       137           137
      Other receivables falling due after more
        than one year                                      (1,211)       (1,211)
      Noncurrent liabilities - accounts payable
        accrued liabilities                                 2,459         2,459
      Deferred taxation                                    (1,247)       (1,247)
      BP shareholders' interest                            (2,286)       (2,286)
                                                          =======       =======

          The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

    (xii) Additional minimum pension liability (concluded)

          These results are stated using the first-in first-out method of inventory valuation.

          Profit for the period                                       Three months ended
                                                                           March 31
                                                                         (Unaudited)
                                                                      2003          2002 (a)
                                                                      -------------------
                                                                          ($ million)
   Profit as reported in the consolidated
     statement of income                                              4,267        1,296

   Adjustments:
   Deferred taxation/business combinations (iii)                         36          (57)
   Provisions (iv)                                                       26          (26)
   Sale and leaseback (v)                                                71           (4)
   Goodwill (vi)                                                        342          321
   Derivative financial instruments (vii)                               (8)          523
   Gain arising on asset exchange (viii)                                (3)           (5)
   Other                                                                 3             3
                                                                   -------       -------
                                                                       467           755
                                                                   -------       -------
   Profit (loss) for the period as adjusted to
   accord with US GAAP before cumulative effect
   of accounting changes                                             4,734         2,051
      Cumulative effect of accounting changes:
         Provisions                                                  1,002             -
         Derivative financial instruments                               50             -
                                                                   -------       -------
   Profit for the period as adjusted to accord with US GAAP          5,786         2,051
                                                                   =======       =======

   Profit for the period as adjusted:
   Per ordinary share - cents
      Basic - before cumulative effect of accounting changes         21.20          9.16
      Cumulative effect of accounting changes
         Provisions                                                   4.49             -
         Derivative financial instruments                             0.23             -
                                                                   -------       -------
                                                                     25.92          9.16
                                                                   =======       =======
      Diluted - before cumulative effect of accounting changes       21.14          9.11
      Cumulative effect of accounting changes
         Provisions                                                   4.49             -
         Derivative financial instruments                             0.22             -
                                                                   -------       -------
                                                                     25.84          9.11
                                                                   =======       =======
   Per American Depositary Share - cents (b)
      Basic - before cumulative effect of accounting changes        127.20         54.96
      Cumulative effect of accounting changes
         Provisions                                                  26.94             -
         Derivative financial instruments                             1.38             -
                                                                   -------       -------
                                                                    155.52         54.96
                                                                   =======       =======
      Diluted -  before cumulative effect of accounting changes     126.84         54.66
      Cumulative effect of accounting changes
         Provisions                                                  26.88             -
         Derivative financial instruments                             1.32             -
                                                                   -------       -------
                                                                    155.04         54.66
                                                                   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued


   BP shareholders' interest                       March 31, 2003
                                                     (Unaudited)     December 31, 2002
                                                   -----------------------------------
                                                              ($ million)
   BP shareholders' interest as reported
   in the consolidated balance sheet                     71,076                 69,409

   Adjustments:
                                                       --------               --------
     Deferred taxation/business combinations                (45)                   (78)
     Provisions (iv)                                        (63)                (1,088)
     Sale and leaseback (v)                                 (36)                  (106)
     Goodwill (vi)                                          245                    (84)
     Derivative financial instruments (vii)                 (92)                  (135)
     Gain arising on asset exchange (viii)                  138                    142
     Ordinary shares held for future
       awards to employees (ix)                            (117)                  (159)
     Dividends (x)                                        1,386                  1,398
     Investments (xi)                                         7                     34
     Additional minimum pension liability (xii)          (2,286)                (2,286)
     Other                                                  (47)                   (48)
                                                       --------               --------
                                                           (910)                (2,410)
                                                       --------               --------
   BP shareholders' interest as adjusted
   to accord with US GAAP                                70,166                 66,999
                                                       ========               ========

   ---------------

(a)One American Depositary Share is equivalent to six ordinary shares.

   Comprehensive income

   The components of comprehensive income, net of related tax are as follows:

                                                             Three months ended
                                                                  March 31
                                                                (Unaudited)
                                                             2003          2002
                                                         --------      --------
                                                               ($ million)
   Profit for the period as adjusted to accord
     with US GAAP                                          5,786          2,051
   Currency translation differences                         (282)          (356)
   Derivative financial instruments                           43              -
   Net unrealized gain (loss) on investments                 (27)           161
   Additional minimum pension liability                        -              -
                                                        --------       --------
   Comprehensive income                                    5,520          1,856
                                                        ========       ========

   Accumulated other comprehensive income at March 31, 2003 and December 31, 2002 comprised losses of $3,975 million and $3,709 million, respectively.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13. US generally accepted accounting principles - continued

   The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:
                                                             Three months ended
                                                                  March 31
                                                                (Unaudited)
                                                             2003          2002
                                                         --------      --------
                                                               ($ million)
   Operating activities
   Profit after taxation                                    4,293         1,336
   Adjustments to reconcile profits after tax to
     net cash provided by operating activities
   Depreciation and amounts provided                        2,709         2,153
   Exploration expenditure written off                         50            59
   Share of profits of joint ventures and associated
     undertakings less dividends received                    (148)          (17)
   (Profit) loss on sale of businesses and fixed assets      (394)          109
   Working capital movement (a)                            (1,475)         (669)
   Deferred taxation                                          224           220
   Other                                                        2          (108)
                                                         --------      --------
   Net cash provided by operating activities                5,261         3,083
                                                         ========      ========
   Investing activities
   Capital expenditures                                    (2,911)       (2,814)
   Acquisitions, net of cash acquired                           -        (1,550)
   Investment in associated undertakings                     (186)         (143)
   Net investment in joint ventures                           (14)          (46)
   Proceeds from disposal of assets                         2,477           348
                                                         --------      --------
   Net cash used in investing activities                     (634)       (4,205)
                                                         --------      --------

   Financing activities
   Proceeds from shares issued (repurchased)                 (932)           91
   Proceeds from long-term financing                        1,015         1,746
   Repayments of long-term financing                         (403)         (234)
   Net decrease (increase) in short-term debt              (3,273)          680
   Dividends paid - BP Shareholders                        (1,397)       (1,288)
                  -  Minority shareholders                     (2)          (13)
                                                         --------      --------
   Net cash used in financing activities                   (4,992)          982
                                                         --------      --------
   Currency translation differences relating to cash
     and cash equivalents                                       9            (3)
                                                         --------      --------
   Increase (decrease) in cash and cash equivalents          (356)         (143)
   Cash and cash equivalents at beginning of period         1,735         1,808
                                                         --------      --------
   Cash and cash equivalents at end of period               1,379         1,665
                                                         ========      ========

   (a)  Working capital:
   Inventories (increase) decrease                            376          (496)
   Receivables (increase) decrease                         (6,946)         (443)
   Current liabilities - excluding finance debt
     increase (decrease)                                    5,095           270
                                                         --------      --------
                                                           (1,475)         (669)
                                                         ========      ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     Impact of new US accounting standards

     Costs associated with exit or disposal activities: In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 'Accounting for Costs Associated with Exit or Disposal Activities' (SFAS 146). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS 146 requires that the liability be initially measured at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

     Stock-based compensation: In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 amends SFAS 123 to permit alternative methods of transition for adopting a fair value based method of accounting for stock-based employee compensation. As required by UK GAAP, the Group uses the intrinsic value method to account for stock-based employee compensation.

     Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (Interpretation
     45). Interpretation 45 elaborates on existing disclosure requirements for guarantees and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     Consolidation: In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (Interpretation 46).
     Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Interpretation 46 applies to variable interest entities created or acquired after January 31, 2003. For variable interest entities existing at January 31, 2003, Interpretation 46 is effective for accounting periods beginning after June 15, 2003.

     The Company is currently carrying out the analysis necessary to adopt Interpretation 46 in the third quarter of 2003 for existing entities. The Company does not expect that the adoption of Interpretation 46 will have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders' interest, as adjusted to accord with US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - concluded

     Impact of new UK accounting standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

     In November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which defers full adoption until January 1, 2005.

     Impact of International accounting standards

     In June 2002, the European Union Council of Ministers adopted a Regulation which would require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from UK and US GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

14.  Condensed consolidating information

     The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

     BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the Prudhoe Bay Royalty Trust.

     BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

                           BP p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended March 31, 2003

Turnover                                             880             -            64,186                  (880)    64,186

Less: Joint ventures                                   -             -               398                     -        398
                                            -----------------------------------------------------------------------------

Group turnover                                       880             -            63,788                  (880)    63,788

Cost of sales                                        400             -            54,995                  (956)    54,439

Production taxes                                      68             -               436                     -        504
                                            -----------------------------------------------------------------------------

Gross profit                                         412             -             8,357                    76      8,845

Distribution and administration expenses               -            64             3,180                     -      3,244

Exploration expense                                    1             -               111                     -        112
                                            -----------------------------------------------------------------------------

                                                     411           (64)            5,066                    76      5,489

Other income                                           6           147               129                  (151)       131
                                            -----------------------------------------------------------------------------

Group operating profit                               417            83             5,195                   (75)     5,620

Share of profits of joint ventures                     -             -               118                     -        118

Share of profits of associated undertakings            -             -               186                     -        186

Equity accounted income of subsidiaries              125         5,890                 -                (6,015)         -
                                            -----------------------------------------------------------------------------

Total operating profit                               542         5,973             5,499                (6,090)     5,924

Profit (loss) on sale of fixed assets
  and businesses or termination of operations         (1)          394               395                  (394)       394
                                            -----------------------------------------------------------------------------

Profit before interest and tax                       541         6,367             5,894                (6,484)     6,318

Interest expense                                      68           295               238                  (381)       220
                                            -----------------------------------------------------------------------------

Profit before taxation                               473         6,072             5,656                (6,103)     6,098

Taxation                                             211         1,805             1,640                (1,851)     1,805
                                            -----------------------------------------------------------------------------

Profit after taxation                                262         4,267             4,016                (4,252)     4,293

Minority shareholders' interest                        -             -                26                     -         26
                                            -----------------------------------------------------------------------------

Profit for the period                                262         4,267             3,990                (4,252)     4,267
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

14.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended March 31, 2003

Profit as reported                                   262         4,267            3,990                (4,252)      4,267

Adjustments:

  Deferred taxation/business combinations             (3)           36               39                   (36)         36

  Provisions                                          (4)           26               25                   (21)         26

  Sale and leaseback                                   -            71               71                   (71)         71

  Goodwill                                             -           342              342                  (342)        342

  Derivative financial instruments                     -            (8)              (8)                    8          (8)

  Gain arising on asset exchange                       -            (3)              (3)                    3          (3)

  Other                                               16             3                3                   (19)          3
                                            -----------------------------------------------------------------------------
Profit for the period before cumulative
effect of accounting change as adjusted
to accord with US GAAP                               271         4,734            4,459                (4,730)      4,734

Cumulative effect of accounting change:

  Provisions                                         214         1,002              788                (1,002)      1,002

  Derivative financial instruments                     -            50               50                   (50)         50
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
accord with US GAAP                                  485         5,786            5,297                 (5,782)     5,786
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended March 31, 2002

Turnover                                             506             -            36,569                  (506)    36,569

Less: Joint ventures                                   -             -               279                     -        279
                                            -----------------------------------------------------------------------------

Group turnover                                       506             -            36,290                  (506)    36,290

Cost of sales                                        319             -            31,273                  (514)    31,078

Production taxes                                      44             -               203                     -        247
                                            -----------------------------------------------------------------------------

Gross profit                                         143             -             4,814                     8      4,965

Distribution and administration expenses               -            54             2,637                     -      2,691

Exploration expense                                    6             -               118                     -        124
                                            -----------------------------------------------------------------------------

                                                     137           (54)            2,059                     8      2,150

Other income                                          15           153                56                   (99)       125
                                            -----------------------------------------------------------------------------

Group operating profit                               152            99             2,115                   (91)     2,275

Share of profits of joint ventures                     -             -                70                     -         70

Share of profits of associated undertakings            -             -               186                     -        186

Equity accounted income of subsidiaries               49         2,483                 -                (2,532)         -

                                            -----------------------------------------------------------------------------

Total operating profit                               201         2,582             2,371                (2,623)     2,531

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -          (109)             (109)                  109       (109)
                                            -----------------------------------------------------------------------------
Profit before interest and tax                       201         2,473             2,262                (2,514)     2,422

Interest expense                                      13           424               393                  (497)       333
                                            -----------------------------------------------------------------------------

Profit before taxation                               188         2,049             1,869                (2,017)     2,089

Taxation                                              82           753               686                  (768)       753
                                            -----------------------------------------------------------------------------

Profit after taxation                                106         1,296             1,183                (1,249)     1,336

Minority shareholders' interest                        -             -                40                     -         40
                                            -----------------------------------------------------------------------------

Profit for the period                                106         1,296             1,143                (1,249)    1,296
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

     Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended March 31, 2002

Profit as reported                                   106         1,296             1,143                (1,249)     1,296

Adjustments:

  Deferred taxation/business combinations            (33)          (57)              (36)                   69        (57)

  Provisions                                           -           (26)              (25)                   25        (26)

  Sale and leaseback                                   -            (4)               (4)                    4         (4)

  Goodwill                                             -           321               321                  (321)       321

  Derivative financial instruments                     -           523               523                  (523)       523

  Gain arising on asset exchange                       -            (5)               (5)                    5         (5)

  Other                                                -             3                 3                    (3)         3
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                                 73         2,051             1,920                (1,993)     2,051
                                            =============================================================================


                           BP p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet                                Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At March 31, 2003

Fixed assets

Intangible assets                                     430             -           13,760                     -     14,190

Tangible assets                                     6,386             -           81,837                     -     88,223

Investments

  Subsidiaries - equity accounted basis             2,629         95,864               -               (98,493)         -

  Other                                                 -            120          10,128                     -     10,248
                                            -----------------------------------------------------------------------------
                                                    2,629         95,984          10,128               (98,493)    10,248
                                            -----------------------------------------------------------------------------
Total fixed assets                                  9,445         95,984         105,725               (98,493)   112,661
                                            -----------------------------------------------------------------------------

Current assets

Inventories                                            78              -           9,796                     -      9,874

Receivables                                        18,411          12,770         59,419               (51,542)    39,058

Investments                                             -               -            228                     -        228

Cash at bank and in hand                              (10)            (11)         1,172                     -      1,151
                                            -----------------------------------------------------------------------------
                                                   18,479          12,759         70,615               (51,542)    50,311
                                            -----------------------------------------------------------------------------

Current liabilities - falling due within one year

Finance debt                                        7,386               -          6,345                (7,331)     6,400

Accounts payable and accrued liabilities              621          11,366         40,030               (11,403)    40,614
                                            -----------------------------------------------------------------------------
Net current assets (liabilities)                   10,472           1,393         24,240               (32,808)     3,297
                                            -----------------------------------------------------------------------------

Total assets less current liabilities              19,917          97,377        129,965              (131,301)   115,958

Noncurrent liabilities

Finance debt                                            -               -         12,642                     -     12,642

Accounts payable and accrued liabilities            5,480              49         30,690               (32,808)     3,411

Provisions for liabilities and charges

Deferred taxation                                   1,698               -         11,988                     -     13,686

Other provisions                                      495             125         13,476                     -     14,096
                                            -----------------------------------------------------------------------------
Net assets                                         12,244          97,203         61,169               (98,493)    72,123

Minority shareholders' interest - equity                -               -          1,047                     -      1,047
                                            -----------------------------------------------------------------------------
BP shareholders' interest                          12,244          97,203         60,122               (98,493)    71,076
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At March 31, 2003

Capital and reserves

Capital shares                                     1,903          5,581                -                (1,903)     5,581

Paid-in surplus                                    3,145          4,345                -                (3,145)     4,345

Merger reserve                                         -         26,353              697                     -     27,050

Other reserves                                         -            156                -                     -        156

Retained earnings                                  7,196         60,768           59,425               (93,445)    33,944
                                            -----------------------------------------------------------------------------
                                                  12,244         97,203           60,122               (98,493)    71,076
                                            =============================================================================

     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported                12,244         97,203           60,122               (98,493)    71,076

Adjustments:

  Deferred taxation/business combinations             71            (45)            (116)                   45        (45)

  Provisions                                          24            (63)             (87)                   63        (63)

  Sale and leaseback                                   -            (36)             (36)                   36        (36)

  Goodwill                                             -            245              245                  (245)       245

  Derivative financial instruments                     -            (92)             (92)                   92        (92)

  Gain arising on asset exchange                       -            138              138                  (138)       138

  Ordinary shares held for future
    awards to employees                                -           (117)               -                     -       (117)

  Quarterly dividend                                   -          1,386                -                     -      1,386

  Investments                                          -              7                7                    (7)         7

  Additional minimum pension liability                 -         (2,286)          (2,286)                2,286     (2,286)

  Other                                              (34)           (47)             (47)                   81        (47)
                                            -----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                          12,305         96,293           57,848               (96,280)    70,166
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2002

Fixed assets

Intangible assets                                    427             -            15,139                     -     15,566

Tangible assets                                    6,405             -            81,277                     -     87,682

Investments

  Subsidiaries - equity accounted basis            2,561         91,939                -               (94,500)         -

  Other                                                -            162           10,649                     -     10,811
                                            -----------------------------------------------------------------------------
                                                   2,561         92,101           10,649               (94,500)    10,811
                                            -----------------------------------------------------------------------------
Total fixed assets                                 9,393         92,101          107,065               (94,500)   114,059
                                            -----------------------------------------------------------------------------
Current assets

Inventories                                          102              -           10,079                     -     10,181

Receivables                                       18,169         13,581           51,022               (49,622)    33,150

Investments                                            -              -              215                     -        215

Cash at bank and in hand                             (11)             1            1,530                     -      1,520
                                            -----------------------------------------------------------------------------
                                                  18,260         13,582           62,846               (49,622)    45,066
                                            -----------------------------------------------------------------------------
Current liabilities - falling
  due within one year

Finance debt                                       1,768              -           10,031                (1,713)    10,086

Accounts payable and accrued liabilities           1,129          9,906           35,369               (10,189)    36,215
                                            -----------------------------------------------------------------------------
Net current assets (liabilities)                  15,363          3,676           17,446               (37,720)    (1,235)
                                            -----------------------------------------------------------------------------
Total assets less current liabilities             24,756         95,777          124,511              (132,220)   112,824

Noncurrent liabilities

Finance debt                                           -              -           11,922                     -     11,922

Accounts payable and accrued liabilities          10,586             98           30,491               (37,720)     3,455

Provisions for liabilities and charges

Deferred taxation                                  1,686              -           11,828                     -     13,514

Other provisions                                     489            142           13,255                     -     13,886
                                            -----------------------------------------------------------------------------
Net assets                                        11,995         95,537           57,015               (94,500)    70,047

Minority shareholders' interest - equity               -              -              638                     -        638
                                            -----------------------------------------------------------------------------

BP shareholders' interest                         11,995         95,537           56,377               (94,500)    69,409
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (concluded)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2002

Capital and reserves

Capital shares                                     1,903         5,616                 -                (1,903)     5,616

Paid-in surplus                                    3,145         4,243                 -                (3,145)     4,243

Merger reserve                                         -        26,336               697                     -     27,033

Other reserves                                         -           173                 -                     -        173

Retained earnings                                  6,947        59,169            55,680               (89,452)    32,344
                                            -----------------------------------------------------------------------------
                                                  11,995        95,537            56,377               (94,500)    69,409
                                            =============================================================================


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Shareholders' interest as reported                11,995        95,537            56,377               (94,500)    69,409

Adjustments:

  Deferred taxation/business combinations             74           (78)             (152)                   78        (78)

  Provisions                                        (190)       (1,088)             (902)                1,092     (1,088)

  Sale and leaseback                                   -          (106)             (106)                  106       (106)

  Goodwill                                             -           (84)              (84)                   84        (84)

  Derivative financial instruments                    50          (135)             (135)                   85       (135)

  Gain arising on asset exchange                       -           142               142                  (142)       142

  Ordinary shares held for future
    awards to employees                                -          (159)                -                     -       (159)

  Quarterly dividend                                   -         1,398                 -                     -      1,398

  Investments                                          -            34                34                   (34)        34

  Additional minimum pension liability                 -        (2,286)           (2,286)                2,286     (2,286)

  Other                                                -           (48)              (48)                   48        (48)
                                            -----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                          11,929        93,127            52,840               (90,897)    66,999
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement                          Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended March 31, 2003

Net cash inflow (outflow) from
  operating activities                               518         2,253             3,163                    27      5,961

Dividends from joint ventures                          -             -                13                     -         13

Dividends from associated undertakings                 -             -                55                     -         55

Dividends from subsidiaries                           10             -                 -                   (10)         -

Net cash inflow (outflow) from servicing
  of finance and returns on investments              (22)           27              (150)                  (27)      (172)

Tax paid                                               -             -              (632)                    -       (632)

Net cash inflow (outflow) for capital
  expenditure and financial investment               (97)           36              (499)                    -       (560)

Net cash inflow (outflow) for acquisitions
  and disposals                                        6             -               (46)                    -        (40)

Equity dividends paid                                  -        (1,397)              (10)                   10     (1,397)
                                            -----------------------------------------------------------------------------
Net cash inflow (outflow)                            415           919             1,894                     -      3,228
                                            =============================================================================

Financing                                            414           931             2,248                     -      3,593

Management of liquid resources                         -             -                13                     -         13

Increase (decrease) in cash                            1           (12)             (367)                    -       (378)
                                            -----------------------------------------------------------------------------
                                                     415           919             1,894                     -      3,228
                                            =============================================================================

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               534         2,280             2,449                    (2)     5,261

Net cash provided by (used in)
  investing activities                               (97)           36              (545)                  (28)      (634)

Net cash provided by (used in)
  financing activities                              (436)       (2,328)           (2,258)                   30     (4,992)

Currency translation differences
  relating to cash and cash equivalents                -             -                 9                     -          9
                                            -----------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                                 1           (12)             (345)                    -       (356)

Cash and cash equivalents at
  beginning of period                                (11)            1             1,745                     -      1,735
                                            -----------------------------------------------------------------------------
Cash and cash equivalents at
  end of period                                      (10)          (11)            1,400                     -      1,379
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded

14.  Condensed consolidating information - concluded

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (concluded)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended March 31, 2002

Net cash inflow (outflow) from
  operating activities                               367         1,051             2,119                    99      3,636

Dividends from joint ventures                          -             -                83                     -         83

Dividends from associated undertakings                 -             -                53                     -         53

Dividends from subsidiaries                           15             -                 -                   (15)         -

Net cash inflow (outflow) from servicing
  of finance and returns on investments                -            65              (337)                    -       (272)

Tax paid                                               -             -              (445)                    -       (445)

Net cash inflow (outflow) for capital
  expenditure and financial investments             (150)          (17)           (2,315)                    -     (2,482)

Net cash inflow (outflow) for acquisitions
  and disposals                                        -            99            (1,708)                  (99)    (1,708)

Equity dividends paid                                  -        (1,288)              (15)                   15     (1,288)
                                            -----------------------------------------------------------------------------
Net cash inflow (outflow)                            232           (90)           (2,565)                    -     (2,423)
                                            =============================================================================

Financing                                            214           (90)           (2,407)                    -     (2,283)

Management of liquid resources                         -             -              (165)                    -       (165)

Increase (decrease) in cash                           18             -                 7                     -         25
                                            -----------------------------------------------------------------------------
                                                     232           (90)           (2,565)                    -     (2,423)
                                            =============================================================================

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               382         1,116             1,488                    97      3,083

Net cash provided by (used in)
  investing activities                              (150)           83            (4,038)                 (100)    (4,205)

Net cash provided by (used in)
  financing activities                              (214)       (1,199)            2,392                     3        982

Currency translation differences
  relating to cash and cash equivalents                -             -                (3)                    -         (3)
                                            -----------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                                18             -              (161)                    -       (143)

Cash and cash equivalents at
  beginning of period                                (29)            3             1,834                     -      1,808
                                            -----------------------------------------------------------------------------
Cash and cash equivalents at
  end of period                                      (11)            3             1,673                     -      1,665
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS


                                                       Three months ended
                                                             March 31
                                                           (Unaudited)
                                                       2003          2002
                                                     ------        ------
Average oil realizations (a) - $/bbl
   UK                                                 30.67         20.67
   USA                                                29.36         17.26
   Rest of World                                      29.48         18.63
   BP average                                         29.82         18.77

   Brent oil price                                    31.47         21.13
   West Texas Intermediate oil price                  34.00         21.54
   Alaska North Slope US West Coast                   33.16         19.76
Average natural gas realizations - $/mcf
   UK                                                  3.32          3.12
   USA                                                 5.27          2.13
   Rest of World                                       2.70          1.93
   BP average                                          3.87          2.27

Henry Hub gas price (b) ($/mmBtu)                      6.53          2.35
UK Gas - National Balancing point (p/therm)           21.28         19.22

Global Indicator Refining Margins (c) - $/bbl
   Northwest Europe                                    3.70          0.09
   US Gulf Coast                                       6.14          2.04
   Midwest                                             4.14          2.06
   US West Coast                                       6.77          5.43
   Singapore                                           2.98          0.21
   BP average                                          4.52          1.64

Chemicals Indicator Margin (d) - $/te                    90(e)         80

---------------

(a)  Crude oil and natural gas liquids.
(b)  Henry Hub First of Month Index.
(c) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.
(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.
(e) Provisional. The data for the fourth quarter is based on two months' actual and one month of provisional data.


                                                       Three months ended
                                                             March 31
                                                           (Unaudited)
US dollar/sterling exchange rates                      2003          2002
                                                     ------        ------
Average rate for the period                            1.60          1.43
Period-end rate                                        1.57          1.42

                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION

                                                             Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                             2003          2002
                                                           ------        ------
Crude oil and natural gas liquids production
(thousand barrels per day) (net of royalties)
   UK                                                         471           482
   Rest of Europe                                              95           104
   USA                                                        773           760
   Rest of World                                              724           643
                                                           ------        ------
Total crude oil and liquids production                      2,063         1,989
                                                           ======        ======

Natural gas production (million cubic feet per day)
(net of royalties)
   UK                                                       1,798         1,628
   Rest of Europe                                             131           162
   USA                                                      3,437         3,561
   Rest of World                                            3,651         3,395
                                                           ------        ------
Total natural gas production                                9,017         8,746
                                                           ======        ======

Total production (a)
(thousand barrels of oil equivalent per day)
(net of royalties)
   UK                                                         781           763
   Rest of Europe                                             118           132
   USA                                                      1,366         1,374
   Rest of World                                            1,353         1,228
                                                           ------        ------
Total production                                            3,618         3,497
                                                           ======        ======

Natural gas sales volumes (million cubic feet per day)
   UK                                                       3,215         2,619
   Rest of Europe                                             473           413
   USA                                                     11,734         8,733
   Rest of World                                           11,553         9,289
                                                           ------        ------
Total natural gas sales volumes (b)                        26,975        21,054
                                                           ======        ======

NGL sales volumes (thousand barrels per day)
   UK                                                           -             -
   Rest of Europe                                               -             -
   USA                                                        126           153
   Rest of World                                              232           231
                                                           ------        ------
Total NGL sales volumes                                       358           384
                                                           ======        ======


---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(b) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                        OPERATING INFORMATION - concluded


                                                             Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                             2003          2002
                                                           ------        ------
Oil sales volumes (thousand barrels per day)
Refined products
   UK                                                         279           256
   Rest of Europe                                           1,318         1,275
   USA                                                      1,751         1,834
   Rest of World                                              645           600
                                                           ------        ------
   Total marketing sales                                    3,993         3,965
   Trading/supply sales                                     2,811         2,535
                                                           ------        ------
   Total refined product sales                              6,804         6,500
Crude oil                                                   4,529         4,809
                                                           ------        ------
Total oil sales                                            11,333        11,309
                                                           ======        ======

Refinery throughputs (thousand barrels per day)
   UK                                                         377           392
   Rest of Europe                                             954           833
   USA                                                      1,302         1,394
   Rest of World                                              391           375
                                                           ------        ------
Total throughput                                            3,024         2,994
                                                           ======        ======

Chemicals production (thousand tonnes)
   UK                                                         869           829
   Rest of Europe                                           2,763         2,583
   USA                                                      2,536         2,489
   Rest of World                                              812           710
                                                           ------        ------
Total production                                            6,980         6,611
                                                           ======        ======

                           BP p.l.c. AND SUBSIDIARIES
                              TOTAL OPERATING PROFIT

                                                             Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                             2003          2002
                                                           ------        ------
                                                                ($ million)
By business
Exploration and Production
UK                                                          1,134           727
Rest of Europe                                                193           152
USA                                                         1,811           325
Rest of World                                               1,194           727
                                                           ------        ------
                                                            4,332         1,931
                                                           ------        ------
Gas, Power and Renewables
UK                                                              3             2
Rest of Europe                                                 (8)           47
USA                                                            41           (24)
Rest of World                                                 185            90
                                                           ------        ------
                                                              221           115
                                                           ------        ------
Refining and Marketing
UK                                                             68           (73)
Rest of Europe                                                407           270
USA                                                           596           205
Rest of World                                                 180           161
                                                           ------        ------
                                                            1,251           563
                                                           ------        ------
Chemicals
UK                                                            (11)          (50)
Rest of Europe                                                105            41
USA                                                           139            19
Rest of World                                                  52            37
                                                           ------        ------
                                                              285            47
                                                           ------        ------
Other businesses and corporate                               (165)         (125)
                                                           ------        ------
                                                            5,924         2,531
                                                           ======        ======
By geographical area
UK                                                          1,118           576
Rest of Europe                                                690           498
USA                                                         2,489           442
Rest of World                                               1,627         1,015
                                                           ------        ------
                                                            5,924         2,531
                                                           ======        ======

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                             Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                             2003          2002
                                                           ------        ------
                                                                ($ million)
By business

Exploration and Production
   UK                                                         196           261
   Rest of Europe                                              51            71
   USA                                                        966         1,167
   Rest of World                                              924           814
                                                           ------        ------
                                                            2,137         2,313
                                                           ------        ------
Gas, Power and Renewables
   UK                                                           8            16
   Rest of Europe                                              15             4
   USA                                                         38            16
   Rest of World                                                7            10
                                                           ------        ------
                                                               68            46
                                                           ------        ------
Refining and Marketing
   UK                                                          73            76
   Rest of Europe (a)                                         104         2,732
   USA                                                        336           303
   Rest of World                                               24            26
                                                           ------        ------
                                                              537         3,137
                                                           ------        ------
Chemicals
   UK                                                           -            8
   Rest of Europe                                              31           45
   USA                                                         46           42
   Rest of World                                               19           93
                                                           ------        ------
                                                               96          188
                                                           ------        ------

Other businesses and corporate                                 36            52
                                                           ------        ------
                                                            2,874         5,736
                                                           ======        ======
By geographical area
   UK                                                         301           409
   Rest of Europe                                             202         2,852
   USA                                                      1,396         1,531
   Rest of World                                              975           944
                                                           ------        ------
                                                            2,874         5,736
                                                           ======        ======

------------

(a) Three months ended March 31, 2003 included the acquisition of 51% of Veba.

                           BP p.l.c. AND SUBSIDIARIES
                       RETURN ON AVERAGE CAPITAL EMPLOYED

                                                             Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                             2003          2002
                                                           ------        ------
                                                                ($ million)
Profit for the period                                       4,267         1,296
Interest (a)                                                   99           164
Minority shareholders' interest                                26            40
                                                           ------        ------
Adjusted profit                                             4,392         1,500
                                                           ======        ======
Capital employed at beginning of period:
  BP shareholders' interest                                69,409        65,161
  Minority shareholders' interest                             638           598
  Finance debt                                             22,008        21,417
                                                           ------        ------
  Capital employed                                         92,055        87,176
                                                           ======        ======
Capital employed at end of period:
  BP shareholders' interest                                71,076        64,902
  Minority shareholders' interest                           1,047         2,579
  Finance debt                                             19,042        24,531
                                                           ------        ------
  Capital employed                                         91,165        92,012
                                                           ======        ======

Average capital employed                                   91,610        92,012
                                                           ======        ======
ROACE                                                        19.2%          6.7%

------------

(a) Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.




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
                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO

                                                                At March 31
                                                                 (Unaudited)
                                                             2003          2002
                                                           ------        ------
                                                                ($ million)
Net debt ratio - net debt: net debt + equity
Gross finance debt                                         19,042        24,531
Cash and current asset investments                          1,379         1,665
                                                           ------        ------
Net debt                                                   17,663        22,866
                                                           ------        ------
Equity                                                     72,123        67,481
Net debt ratio                                                 20%           25%
                                                           ------        ------
Acquisition adjustment (a)                                 15,208        18,297
                                                           ------        ------
Net debt ratio - pro forma basis (b)                           24%           32%
                                                           ======        ======

---------------

(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.




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



                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BP p.l.c.
                                  (Registrant)





Dated: May 1, 2003                     /s/ D. J. Pearl
                                       .........................................
                                       D. J. PEARL
                                       Deputy Company Secretary


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